UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA GREEN AGRICULTURE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16943W105

(CUSIP Number)

April 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943W105

1.	Names of Reporting Persons. SHAANXI BAOYU SCIENCE AND TECHNOLOGY INVESTMENT COMPANY I.R.S. Identification Nos. of above persons (entities only) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,000,000 (See Note 1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,000,000 (See Note 1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (See Note 1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.2%
12.	Type of Reporting Person (See Instructions) CO ** SEE ITEM 4 OF THIS FILING.

ITEM 1.

(a)	Name of Issuer

CHINA GREEN AGRICULTURE, INC.

(b)	Address of Issuer’s Principal Executive Offices

Borough A, Block A, 3/F

181 South Taibai Road

Xi’an, Shaanxi province, 710065

People’s Republic of China

ITEM 2.

(a)	Name of Person Filing

Shaanxi Baoyu Science and Technology Investment Company

(b)	Address of Principal Business Office or, if none, Residence

86 Gaoxin Road B-1-6F

Xi’an, Shaanxi Province 710075

People’s Republic of China

(c)	Citizenship

People’s Republic of China

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 16943W105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Note 1: On April 25, 2019, Shaanxi Baoyu Science and Technology Investment Company, a limited liability investment company incorporated in the People’s Republic of China (“Shaanxi Baoyu”), entered into a certain Stock Purchase Agreement (the “SPA”) pursuant to Regulation S promulgated under the Securities Act of 1933 with China Green Agriculture, Inc. (“the Company”) in connection with a private placement offering of 6,000,000 shares of Common Stock, par value $0.001 per share, of the Company. On April 26, 2019, the Company issued 6,000,000 Shares of the Company’s Common Stock, par value $0.001 per share, to Shaanxi Baoyu, pursuant to the SPA. All securities reported in this schedule are owned by Shaanxi Baoyu.

(a)	Amount beneficially owned: 6,000,000 (See Note 1).

(b)	Percent of class: 13.2%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 6,000,000 (See Note 1).

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 6,000,000 (See Note 1).

(iv)	Shared power to dispose or to direct the disposition of 0.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2019
Date

/s/ YAN QIAN
Signature

YAN QIAN, PRESIDENT
Name/Title

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